Mail Stop 4561

August 17, 2006

Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

  Re: Trend Micro Incorporated
    Forms 6-K filed on July 27, 2006 and August 10, 2006
    File No. 333-10486

Dear Mr. Negi:

  We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 6-K filed on July 27 and August 10, 2006

1. In your Form 6-K filed on July 27, 2006, we note your statement that you have "changed deferred revenue recognition" for your consumer businesses in the second quarter and have recorded these changes retroactively for fiscal 2006. In your Form 6-K filed on August 10, 2006 we also note your reference to a "revision" of deferred revenues. Tell us about the "changes" and "revisions" to which these statements refer. Clarify the nature of the changes and the circumstances that necessitated the changes, including when the underlying events occurred, and cite the accounting literature that compels the changes. Your response should also quantify the impact of the changes on your results of operations and balance sheet to date.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at 202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief